Exhibit 99.1

Draganfly Successfully Completes Landmine Reconnaissance Missions in Ukraine

Draganfly personnel have completed initial field operations for the integration of personnel and technology into upcoming landmine detection activity

Kyiv, Ukraine February 28, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce that its Field Operations Team successfully completed site assessments in Ukraine as part of the first phase of integration of its landmine detection technology.

Draganfly personnel has completed operations and site assessments to integrate personnel and technology into upcoming landmine detection operations. These missions were critical in determining the array of complex sensors and equipment required to be deployed to help to advance mine clearance strategies and assist in field resource allocation.

The information obtained during these field operations will be used to further develop protocol for deployment for the purpose of the integration of drone technology to improve the safety and efficiency of landmine detection activity.

Draganfly has been working with organizations in Ukraine to integrate technological innovations and solutions to support and enhance humanitarian efforts and strategies to prevent suffering and loss of life.

“Draganfly is amongst the most innovative and adaptable to field solutions for mission execution.” Darren Nebres, Country Director, Ukraine.

“Drone technology is revolutionizing the way military and civilian organizations gather information about their operating environment,” Cameron Chell, CEO of Draganfly. “Draganfly is honored to be working at the forefront helping solve these important challenges with technology that can save time, money, and lives on a global scale.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the development of protocol for deployment for the purpose of the integration of drone technology and the result of improving the safety and efficiency of landmine detection activity, with the ultimate outcome of saving lives. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.